Filed Pursuant to Rule 433

Registration Statement No. 333-155927 and 333-155927-02

March 16, 2011

FREE WRITING PROSPECTUS DATED MARCH 16, 2011

(To the Prospectus dated December 4, 2008, as supplemented by the Prospectus Supplement dated March 16, 2011, referred to as the “Preliminary Prospectus”)

Teva Pharmaceutical Finance III B.V.
$250,000,000 1.700% Senior Notes due 2014
$500,000,000 Floating Rate Senior Notes due 2014

Payment of principal and interest unconditionally guaranteed by

Teva Pharmaceutical Industries Limited

Issuer:	Teva Pharmaceutical Finance III B.V. (“Teva Finance”) will issue the 1.700% Senior Notes due 2014 (the “Fixed Rate Notes”) and the Floating Rate Senior Notes due 2014 (the “Floating Rate Notes”)

Guarantor:	Teva Pharmaceutical Industries Limited (“Teva”)

Ratings:	A3 Stable / A- Stable Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at anytime.

Trade Date:	March 16, 2011

Settlement Date (T+3):	March 21, 2011

Active Joint Book-Running Managers:	Barclays Capital Inc. Goldman, Sachs & Co. Morgan Stanley & Co. Incorporated

Passive Joint Book-Running Managers:	BNP Paribas Securities Corp. Citigroup Global Markets Inc. HSBC Securities (USA) Inc.

Co-Managers:	Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC

Title:	Fixed Rate Notes	Floating Rate Notes
Principal Amount:	$250,000,000	$500,000,000

CUSIP / ISIN:	88166D AA4 / US88166DAA46	88166D AB2 / US88166DAB29

Maturity:	March 21, 2014	March 21, 2014

Interest Rate:	1.700%	A rate equal to three-month LIBOR (calculated as set forth under “Description of the Notes and the Guarantees–Payment of Interest and

Principal–Interest on the Floating Rate Notes” in the Preliminary Prospectus) plus 0.500%

Interest Payment Dates:	March 21 and September 21 of each year, beginning September 21,2011, and at maturity	March 21, June 21, September 21 and December 21, beginning June 21, 2011, and at maturity

Underwriting Discount:	0.250% ($625,000 total)	0.250% ($1,250,000 total)

Public Offering Price:	99.942% of principal amount plus accrued interest from March 21, 2011, if settlement occurs after that date	100% of principal amount plus accrued interest from March 21, 2011, if settlement occurs after that date

Yield to Maturity:	1.720%	--

Spread to Benchmark Treasury:	+ 73 basis points	--

Benchmark Treasury:	1.250% due March 15, 2014	--

Benchmark Treasury Yield:	0.990%	--

Optional Redemption:	T + 12.5 basis points	--

Teva and Teva Finance have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Teva and Teva Finance have filed with the SEC for more complete information about Teva and Teva Finance and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Teva, Teva Finance, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at 1-888-603-5847, Goldman, Sachs & Co. toll free at 1-866-471-2526 and Morgan Stanley & Co. Incorporated toll free at 1-866-718-1649.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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